Exhibit 99.2

Ƌ 㠠㓁⅓⏟㢄ὲ✏榀㸖娢ⅱㇷ䪲䙫㛰昷岓Ợ⅓⏟ ƌ ( Incorporated in Hong Kong with limited liability under the Companies Ordinance) 濑 佟ᶻᶡ䝺 濣 00883 濒 (Stock Code: 00883) NOTIFICATION LETTER 䙊 ⸕ ؑ ࠭ 1 September 2020 Dear Non - registered holder (1) , CNOOC Limited (the “Company”) – Notice of publication of 2020 Interim Report (“Current Corporate Communications”) The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www . cnoocltd . com and the HKExnews’s website at www . hkexnews . hk . You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and/ or “Announcement” and viewing them through Adobe ® Reader ® or browsing through the HKExnews’s website . If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong ; otherwise, please affix an appropriate stamp) . The address of the Hong Kong Share Registrar is 17 M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong . The Request Form may also be downloaded from the Company’s website at www . cnoocltd . com or the HKExnews’s website at www . hkexnews . hk . Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9 : 00 a . m . to 6 : 00 p . m . Monday to Friday, excluding public holidays or send an email to Cnooc . ecom@computershare . com . hk . Yours faithfully, By order of the Board CNOOC Limited Ms. Wu Xiaonan Joint Company Secretary Note : (1) This letter is addressed to Non - registered holders (“Non - registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications) . If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side . ⏫ἴ杅䙢姿㋨㛰 ạ (1) Ɲ ᳫ◉㰵㯉䚱㭷㗇攎⊶ 濑 Ƽ 㗪⊶ ƽ 濒 – 202 0 ᳫ 㗝 ⛯ ⌈ 濑 Ƽ 㗪 㧟  ⊶ 廘 壈 㑅 ᶴ ƽ 濒 ᴉ 䔺 Ḇ 廘 䚣 㜓 ⅓ ⏟䙫㜓 㬈 ⅓⏟ 态 姱㕮ờ 䙫 Ḕ ˚ 勘 㕮䈯㜓 ⷙ ᷱ廰 㖣 㜓⅓⏟ 䶙 䫀 ( www . cnoocltd . com ) ⎱榀 㸖 ẋ㗺㈧㊒朙 㗺 䶙䫀 ( www . hkexnews . hk ) Ə 㭈徵㿶妤 ˛ 媲✏㜓⅓⏟䶙䫀Ḣ柨㋰ ˥ ㉼岮俬旃ᾩ ˦ ᷧ柬 Ə ⅴ✏ ˥ ⮁㜆⠘␱ ˦ ⑳ / ㇽ ˥ ⅓␱ ˦ 柬ᷲ恟㒮 ˥ 态姱㕮ờ⏴䨘 ˦ ḍὦ 䔏 Adobe ® Reader ® 敲╆㟌斘ㇽ ✏榀㸖ẋ㗺㈧㊒朙㗺䶙䫀㿶妤㛰旃㕮ờ ˛ ⥩ 斊ᷲ㬙㔝⎽㜓㬈⅓⏟态姱㕮ờḲ⍗∞ 㜓 Ə 媲⡒⦌✏㜓⇤傳杉䙫䔚媲塏 㠣 Ə ḍὦ䔏暏昫Ḳ惜⮫㨀䱋⮫⛅㜓⅓⏟䵺榀㸖嬰∟䙢姿㛰昷⅓ ⏟ Ƌ ˥ 榀 㸖嬰∟䙢姿嘼 ˦ ƌ ( ⥩✏榀㸖㉼ ⮫ Ə 㮲柯岣ᷱ惜 䥏 ƞ ␍ ∮ Ə 媲岣ᷱ恐䕝䙫惜 䥏 ) ˛ 榀㸖嬰∟䙢姿嘼✗✧䂡榀㸖䁊ẻ䙮⏵⤎怺 㝘 183 噆⏯⑳ Ḕ ⾪ 17 M 㧺 ˛ 䔚媲塏㠣ẍ⏖㖣㜓⅓⏟䶙䫀 ( www . cnoocltd . com ) ㇽ榀㸖ẋ㗺㈧ ㊒ 朙㗺䶙䫀 ( www . hkexnews . hk ) ⅎᷲ廰 ˛ ⥩⯴㜓⇤ⅎ⮠㛰ỢἼ䕸┶ Ə 媲凛曢㜓⅓⏟曢婘䆘 ䷁ (852) 2862 8688 Ə 徍⅓㘩敺䂡㘆㜆ᷧ凚ṻ Ƌ ⅓䜥㜆晋⣽ ƌ ᷱ ⌯ 9 㘩㭊凚 ᷲ ⌯ 6 㘩㭊ㇽ曢惜 凚 Cnooc . ecom@computershare . com . hk ˛ ㉦ 告 Ṳ 㛪 ⑤ ᳫ ◉ 㰵 㯉 䚱 㭷 㗇 攎  ⊶ 偖 ⸔ ⅓ ⏟ 䦿 㛟 㨤 ⫍ 㠞 嬠 ╆ 2020 ⹛ 9 㛯 1 㗌 䱴 䁫 ˖ (1) ↔ ࠭ Ԧ ѳ ੁᵜޜ ਨ ѻ䶎 ⲫ䁈 ᤱᴹ Ӫ (“ 䶎ⲫ 䁈ᤱ ᴹ Ӫ ” ᤷ 㛑 ԭᆈ ᭮ᯬ ѝཞ㎀ ㇇ ৺Ӕ ᭦㌫ ㎡ⲴӪ ༛ ᡆޜ ਨ ˈ 䘿䙾俉 ⑟ ѝཞ ㎀㇇ ᴹ䲀ޜ ਨ нᱲ ੁᵜ ޜਨ Ⲭ ࠪ 䙊⸕ ˈ ᐼ ᵋ᭦ ࡠޜ ਨ䙊 䀺 ) Ⲭࠪ Ǆ ྲ᷌ 䯓лᐢ㏃ ࠪ ୞ᡆ 䕹 䇃ᡰᤱ ᴹ ѻᵜ ޜਨ 㛑ԭ ˈ ࡷ ❑䴰 ⨶ᴳ ᵜ࠭Ԧ ৺ ᡰ䱴 ⭣䃻 㺘 Ṭ Ǆ CNOH - 01092020 - 1(21)

C C S 62 56 CN O H_N RH Request Form 䏱妉圦㛺 To: CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor , Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong 傲 濣 ᳫ◉㰵㯉䚱㭷㗇攎⊶ 濑 Ƽ 㗪⊶ ƽ 濒 濑 佟ᶻᶡ唝 濣 00883 濒 䵺榀㸖嬰∟䙢姿㛰昷⅓⏟ 榀㸖䁊ẻ䙮⏵⤎怺㝘 183 噆 ⏯⑳Ḕ⾪ 17M 㧺 I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below: 㜓ạ ƒ ㇸῸⷳ㜂Ọᷲ⇾㖠⻶㔝 ⎽ 岛⅓⏟Ḳ⅓⏟态姱㕮 ờ * Ƌ ˥ ⅓⏟态姱㕮ờ ˦ ƌƝ (Please mark ONLY ONE 濑 X 濒 of the following boxes) ( 媲⾅ᷲ⇾恟㒮Ḕ Ə €✏⅝ Ḕ Ჾỉ䤸 㛺 ⅎ≪ᷱ ˥ X ˦ 噆 ) to receive the printed English version of all Corporate Communications ONLY; OR €㔝⎽ ⅓ ⏟ 态 姱㕮ờ Ḳ 冯 㑅 ∮⃵㗪 濤 ピ to receive the printed Chinese version of all Corporate Communications ONLY; OR €㔝⎽ ⅓ ⏟ 态 姱㕮ờ Ḳ ᳫ 㑅 ∮⃵㗪 濤 ピ to receive both printed English and Chinese versions of all Corporate Communications. ⏳㘩㔝 ⎽ ⅓ ⏟ 态姱㕮 ờ Ḳ 冯 㑅⊈ᳫ 㑅 ∮ ⃵ 㗪 ˛ Contact telephone number 伭䰟方 夯 唝䝺 Signature(s) 䫻⋋ Notes 昫 娢 Ɲ 1. 2. 3. 4. 5. Please complete all your details clearly. 媲 斊 ᷲ 㷬㥁 ⡒ ⦌ ㈧ 㛰岮㖀 ˛ This letter is addressed to Non - registered holders (“Non - registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). 㭋⇤ờ Ḫ ⏸㜓 ⅓ ⏟Ḳ 杅䙢 姿㋨㛰 ạ (“ 杅䙢 姿 ㋨ 㛰 ạ ” ㋮ 傈 Ụ⬿ 㔥 㖣Ḕ ⤕䴷 䭾⎱ẋ 㔝 䳢䵘 䙫 ạ⣒ ㇽ⅓ ⏟ Ə 忶 怵 榀㸖 Ḕ ⤕䴷 䭾㛰 昷⅓⏟ ᷴ 㘩⏸ 㜓 ⅓⏟ 䙣⇡ 态䟌 Ə ⷳ 㜂㔝 ∗ ⅓⏟ 态姱 ) 䙣 ⇡ ˛ Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void. ⥩✏㜓 塏 㠣ὃ ⇡ 嵬怵 ᷧ柬 恟㒮 ˚ ㇽ 㜑㛰 ὃ ⇡恟 㒮 ˚ ㇽ㜑㛰 䰤 余 ˚ ㇽ ✏⅝ ẽ㖠 杉⡒⯒ ᷴ 㭊䢡 Ə ∮㜓 塏㠣 ⯮㛪ὃ ⻉ ˛ The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company. ᷱ志㋮ 䤡 恐䔏 㖣 䙣忨 ṯ 斊ᷲ Ḳ ㈧㛰 ⅓ ⏟态 姱 Ə 䛛凚 斊ᷲ 态 䟌㜓 ⅓⏟ Ḳ榀㸖 嬰 ∟䙢 姿 嘼榀 㸖嬰 ∟䙢姿 㛰 昷⅓ ⏟ ⏍⣽ Ḳ⭰ ㍹ㇽỢ Ἴ 㘩  ⁃ 㭉㋨ 㛰㜓 ⅓⏟䙫 傈 Ụ ˛ For the avoidance of doubt, we do not accept any other instruction given on this Request Form. 䂡ℴ⬿ 䕸 Ə Ợ Ἴ ✏㜓 䔚 媲塏㠣 ᷱ 䙫栴 ⣽ ㋮䤡 Ə 㜓⅓⏟ ⯮ ᷴṯ 嘼 䏭 ˛ PERSONAL INFORMATION COLLECTION STATEMENT ㏴斄ỉᵸ宅㑗 估 㓌 (i) “Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”). 㜓偙㗵 Ḕ ㈧㋮ 䙫 ˥ ῲ ạ 岮㖀 ˦ ⅞ 㛰榀 㸖 㲼 ὲ 䬓 486 䫇 ˣ ῲ ạ 岮㖀 Ƌ 䦨暘 ƌ 㢄 ὲ ˤƋ ˥ ˣ 䦨 暘 㢄ὲ ˤ˦ ƌ Ḕ ˥ ῲ ạ岮 㖀 ˦ 䙫㶜 侐 ˛ (ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form. 斊ᷲ㘖 凑 栿⏸ Ḕ ⛲㵞 㳲 䟚㲠㛰 昷 ⅓⏟ ㎷ ᾂῲ ạ 岮㖀 ˛ 勌 斊 ᷲ 㜑僤 ㎷ ᾂ嶚⤇ 岮 㖀 Ə Ḕ ⛲㵞 㳲 䟚㲠㛰 昷 ⅓⏟ ⏖ 僤䄈 㲼 嘼 䏭 斊 ᷲ✏ 㜓 塏㠣 ᷱ ㈧志䙫 ㋮ 䤡⎱ ╱ ㇽ 奨 㰩 ˛ (iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes. Ḕ⛲㵞 㳲 䟚㲠 㛰 昷⅓ ⏟ ⏖ⰘỢ Ἴ ㈧媑 㗵 䙫䔏 忻 Ə ⯮ 斊 ᷲ 䙫ῲ ạ 岮 㖀 ㊒朙ㇽ 弰 䧢䵍 Ḕ ⛲㵞 㳲 䟚㲠㛰 昷 ⅓⏟ 䙫 昫ⱓ ⅓ ⏟ ˚ 傈 Ụ 怵㈝ 䙢 姿 嘼 ˚ ⎱ ╱ ㇽ⅝ ẽ ⅓⏟ ㇽ ⛿ 檻 Ə ḍ⯮ ✏ 恐 䕝 㜆 敺ῄ䕀 婙 䬰ῲ ạ 岮㖀 ὃ 㠟⯍⎱ 䳧 拫䔏 忻 ˛ (iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO . Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17 M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong . 斊ᷲ㛰㫱㠠㓁 ˣ 䦨暘 㢄 ὲ ˤ 䙫㢄㕮㟌斘⎱ ╱ ㇽ ῕ 㔠 斊ᷲ䙫ῲạ岮 㖀 ˛ ỢἼ婙䬰㟌斘⎱ ╱ ㇽ ῕㔠ῲạ岮㖀䙫奨㰩 ✮ 柯Ọ㛟杉㖠⻶⏸榀㸖 嬰 ∟䙢姿㛰昷⅓⏟ Ƌ ✗ ✧ 䂡榀㸖䁊ẻ 䙮 ⏵ ⤎怺 㝘 183 噆 ⏯ ⑳ Ḕ ⾪ 17M 㧺 ƌ 䙫 ῲạ 岮 㖀䦨暘 Ḣ Ợ㎷ ⇡ ˛ 01092020 1 21

CCS6256 CNOH_NRH *Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. ⅓⏟态 姱 㕮ờ ⋬ ㋓Ἥ ᷴ 昷 㖣 Ɲ (a) 告Ṳ㛪⠘ ␱ ˚ ⹛ ⺍岈 ⋀ ⠘塏 怊 ⏳ 㠟 㕟⸒⠘ ␱ ⎱⥩ 恐 䔏 Ə 岈 ⋀㐿奨 ⠘ ␱ ƞ (b) Ḕ㜆⠘␱⎱ ⥩ 恐 䔏 Ə Ḕ 㜆 㐿 奨⠘ ␱ ƞ (c) 㛪字态 ␱ ƞ (d) ᷱⷩ㕮 ờ ƞ (e) 态 ⇤ ƞ ⎱ (f) ⦻ỢỊ塏 塏 㠣 ˛